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                                                                 Exhibit (c)(10)

                                                                  CONFIDENTIAL
                                LETTER AGREEMENT

                                October 13, 1999

Stephen P. Pezzola
40 Yorkshire Drive
Oakland, CA 94618

Dear Mr. Pezzola:

This letter, if accepted, sets forth the terms of your employment with DSP Communications, Inc. ("DSP") and/or Intel Corporation or any of its subsidiaries (collectively, the "Company"), after the time that Intel accepts shares for payment pursuant to the Offer as defined in the Agreement and Plan of Merger among DSP, Intel Corporation and CWC Acquisition Corporation ("Merger") and is contingent on the occurrence of the acceptance of such shares ("Assumption Time"). If you accept this offer, it would take effect as of the Assumption Time.

The terms of the Employment Agreement of Stephen P. Pezzola with DSP made and entered into effective as of August 12, 1999 ("Employment Agreement") and attached here as Exhibit A will continue to apply in all respects except as follows:

1. You shall remain an employee of DSP or the Company until March 31, 2000 (the "Employment Period"). Notwithstanding anything to the contrary in your Employment Agreement, at the end of the employment period you will voluntarily terminate your employment and shall be entitled to severance in the amount of $50,000. You and the Company hereby agree that this Paragraph 1 constitutes notice of termination of employment under Paragraph 8a. of your Employment Agreement and that no further notice is required.

1A.    Further Payments. If any portion of any payments or benefits received by you, whether payable pursuant to the terms of your Employment Agreement or any other plan, agreement or arrangement with DSP, shall be subject to tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended by any successor statutory provision, the Company shall promptly pay to you such additional amounts as are necessary so that, after taking into account any tax imposed by such Section 4999 (or any successor statutory provision), and any federal, state and local income and employment taxes and excise tax payable on any such additional amounts, you are in the same after tax position you would have been if such Section 4999 (or any successor statutory provision) did not apply to payments or benefits so received by you.

2. You will continue, during the Employment Period, to perform services in the manner in which you have been performing services for DSP and its affiliates, subject to the modifications indicated in this Letter Agreement. You will make yourself available to the Company for approximately ten hours per week, on a non-cumulative basis, during the Employment Period. You may perform such services, at your election, either in Cupertino, California or Oakland, California, and you shall make yourself reasonably available for phone consultations and occasional meetings at sites other than Cupertino, California or Oakland, California within the ten hours per week.

3. You agree to execute a proprietary information and inventions agreement, similar to the one attached hereto as Exhibit C, but reasonably acceptable to you, which shall apply to any matter covered by any similar agreement between you and DSP and any additional documents as reasonably required by Intel Corporation memorializing the above terms.

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4.     You agree that there were no promises or commitments made to you regarding your employment with DSP or the Company except as set forth in the Employment Agreement or this Letter Agreement. You acknowledge that you have been given the opportunity to review this Letter Agreement prior to its execution, that you understand its contents, and that you have been given the opportunity to consult with an attorney.

5. You agree to pay back any loans made to you by DSP (as set forth on the attached Exhibit D) pursuant to the terms of such loans and agree that to the extent permitted by applicable law, that DSP or the Company may offset any amounts due and owing under such loans by any amounts due and owing under this Letter Agreement or the Employment Agreement. Notwithstanding the above, in no event may any loan(s) be repaid any later than the last day of your Employment Period.

6. This Letter Agreement may be amended or altered only in a writing signed by you and Intel Corporation. This Agreement shall be construed and interpreted in accordance with the laws of California. Each provision of this Agreement is severable from the others, and if any provision hereof shall be to any extent unenforceable, it and the other provisions shall continue to be enforceable to the full extent allowable, as if such offending provision had not been a part of this Agreement.

                                        INTEL CORPORATION,
                                        a Delaware corporation

                                        By:   /s/ ARVIND SODHANI
                                           ------------------------------------
                                           Name:  Arvind Sodhani
                                           Title: Treasurer

I agree to the terms and conditions in this Letter Agreement.



Date:  October 14, 1999
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/s/ STEPHEN PEZZOLA
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    Stephen Pezzola



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